Exhibit 99.1

Nvni Group Receives Non-Compliance Notice from Nasdaq

New York, April 17, 2025 – Nvni Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading acquirer of private SaaS B2B companies in Latin America, has received notice from the listing qualifications department staff of The Nasdaq Stock Market (“Nasdaq”) stating that the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1 per share, and Listing Rule 5550(b)(2), which requires listed securities to maintain a minimum Market Value of Listed Securities (MVLS) of $35 million.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A) and Listing Rule 5810(c)(3)(C), the Company has been granted a 180-calendar day compliance period, or until October 13, 2025, to regain compliance with both listing requirements. To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days during the 180-calendar day compliance period and the Company’s MVLS must close at $35 million or more for a minimum of ten consecutive business days. During the compliance period, the Company’s ordinary shares will continue to be listed and traded on the Nasdaq Stock Market under the ticker symbol “NVNI”.

If the Company is not in compliance by October 13, 2025, the Company may be afforded a second 180-calendar day compliance period. To qualify for this additional time, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days.

The Company intends to monitor the closing bid price of its ordinary shares between now and October 13, 2025, and will consider available options to resolve the noncompliance with the minimum bid price, including by means of reverse share split approved at the extraordinary shareholders meeting held on March 20, 2025, and MVLS requirements. There can be no assurance that the Company will be able to regain compliance with the minimum bid price or MVLS requirements will otherwise be in compliance with other Nasdaq listing criteria.

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is the leading private serial software business acquirer in Latin America. The Nuvini Group acquires software companies within SaaS markets in Latin America. It focuses on acquiring profitable “business-to-business” SaaS companies with a consolidated business model, recurring revenue, positive cash generation and relevant growth potential. The Nuvini Group enables its acquired companies to provide mission-critical solutions to customers within its industry or sector. Its business philosophy is to invest in established companies and foster an entrepreneurial environment that would enable companies to become leaders in their respective industries. The Nuvini Group’s goal is to buy, retain and create value through long-term partnerships with the existing management of its acquired companies.

Investor Relations Contact:

Sofia Toledo
ir@nuvini.co

MZ North America
NVNI@mzgroup.us